Exhibit 17.1

Greg Williams

Monday

Dear Bill,

Please accept this letter as my resignation from the Tredegar Board of Directors effective July 31, 2015. It has been my pleasure to serve the shareholders for thirteen years in a variety of capacities. Going forward, I wish you, the board, shareholders and all employees the very best as you continue to improve Tredegar.

Best personal regards,

/s/ Greg